December 23, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eric McPhee
Office of Real Estate & Construction

Re:	Cherry Hill Mortgage Investment Corporation
Registration Statement on Form S-3
File No. 333-251078
Ladies and Gentlemen:

Pursuant to the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), is providing the analysis set forth herein with respect to the correction of certain immaterial errors in the Company’s historical financial statements related to the calculation of the deferred tax asset/deferred tax liability.

The Company discovered these immaterial errors during the preparation of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which was filed with the SEC on November 9, 2020 (the “Q3 2020 10-Q”). The financial statements included in the Q3 2020 10-Q corrected the immaterial errors by adjusting or recasting prior period financial statement amounts.

The Company filed three Current Reports on Form 8-K on December 2, 2020 (the “Form 8-Ks”) to correct the same immaterial errors in the historical financial statements contained in the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on May 11, 2020; and (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 10, 2020. The Form 8-Ks are incorporated by reference into the Company’s Registration Statement on Form S-3 (File No. 333-251078) filed with the SEC on December 2, 2020.

Background

The Company is a Maryland corporation that has elected to be taxed as a real estate investment trust (a “REIT”) for United States federal income tax purposes. The Company’s   common stock, 8.20% Series A Cumulative Redeemable Preferred Stock and 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock are listed and traded on the New York Stock Exchange under the symbols “CHMI,” “CHMI-PRA” and “CHMI-PRB,” respectively. The Company invests in residential mortgage-backed securities (“RMBS”), primarily those issued or guaranteed by Fannie Mae or Freddie Mac, mortgage servicing rights (“MSRs”) for residential mortgage loans owned or securitized through Fannie Mae or Freddie Mac and derivatives primarily for interest rate hedging purposes. The Company conducts its operations through a series of subsidiaries. Aurora Financial Group, Inc. (“Aurora”) was incorporated in the State of New Jersey on April 22, 1985 to provide mortgage banking services. On May 29, 2015, 100% of the stock of Aurora was acquired by CHMI Solutions, Inc. (“CHMI Solutions”), a wholly owned subsidiary of CHMI Sub-REIT, Inc, which is a controlled subsidiary of the Company. CHMI Solutions, as well as CHMI Solutions’ wholly-owned subsidiary, Aurora, are subject to U.S. federal income taxes on their taxable income.
At the time of its initial public offering in October 2013, the Company acquired two pools of excess mortgage servicing rights (“XMSRs”). XMSRs represent the right to receive a portion of the servicing fee paid to the mortgage servicer for servicing residential mortgage loans. In 2017, the Company began to focus on a different business model. Aurora would purchase full MSRs from third parties and create and sell XMSRs intercompany to one of the Company’s subsidiaries that function as qualified REIT subsidiaries (“QRS”).
Subsequent to the second quarter of 2020, the Company identified an error in the Company’s historical financial statements related to the calculation of the deferred tax asset (“DTA”) and deferred tax liability (“DTL”). In accordance with the guidance set forth in SEC Staff Bulletin 99 (“SAB 99”), Materiality, and SEC Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financials, the Company concluded that the error was not material to any prior periods from a quantitative and qualitative perspective. However, correcting the cumulative effect of the errors in the current period would have resulted in a material misstatement in the current period and, as such, the Company revised its previously reported financial information contained in the Q3 2020 10-Q to correct the immaterial error as well as other previously identified immaterial errors.
Quantitative Analysis

The following tables set forth a summary of the adjustments required to each of the previously reported periods for the DTA/DTL error and the other corrected immaterial errors, beginning with the second quarter of 2020 and ending with the twelve months ended December 31, 2017 (the error first began in the fourth quarter of 2017) (dollars in thousands):

Consolidated Balance Sheet	June 30, 2020
	As Reported	Adjustment	As Revised	% Change
Receivables and other assets	$61,503	$(18,902)	$42,601	(30.7)%
Total Assets	1,948,163	(18,902)	1,929,261	(1.0)%
Additional paid-in capital	306,198	(5,290)	300,908	(1.7)%
Accumulated Deficit	(117,377)	(18,597)	(135,974)	15.8%
Treasury stock at cost	(5,291)	5,291	-	(100.0)%
Total Cherry Hill Mortgage Investment Corporation Stockholders’ Equity	348,555	(18,596)	329,959	(5.3)%
Non-controlling interests in Operating Partnership	2,276	(306)	1,970	(13.4)%
Total Stockholders’ Equity	350,831	(18,902)	331,929	(5.4)%
Total Liabilities and Stockholders’ Equity	1,948,163	(18,902)	1,929,261	(1.0)%

Consolidated Statement of Income	Three Months Ended June 30, 2020
	As Reported	Adjustment	As Revised	% Change
Benefit from corporate business taxes	$(5,837)	$2,559	$(3,278)	(43.8)%
Net Loss	(10,124)	(2,559)	(12,683)	25.3%
Net Loss allocated to noncontrolling interests in Operating Partnership	180	47	227	26.1%
Net Loss Applicable to Common Stockholders	(12,405)	(2,512)	(14,917)	20.2%
Net Loss Per Share of Common Stock
Basic	$(0.73)	$(0.15)	$(0.88)	20.2%
Diluted	$(0.73)	$(0.15)	$(0.88)	20.2%

Consolidated Statement of Income	Six Months Ended June 30, 2020
	As Reported	Adjustment	As Revised	% Change
Servicing costs	$12,716	$(282)	$12,434	(2.2)%
Net servicing income	24,835	282	25,117	1.1%
Total Income (Loss)	(69,118)	282	(68,836)	(0.4)%
Loss Before Income Taxes	(77,233)	282	(76,951)	(0.4)%
Benefit from corporate business taxes	(22,349)	6,917	(15,432)	(30.9)%
Net Loss	(54,884)	(6,635)	(61,519)	12.1%
Net Loss allocated to noncontrolling interests in Operating Partnership	1,014	123	1,137	12.1%
Net Loss Applicable to Common Stockholders	(58,790)	(6,512)	(65,302)	11.1%
Net Loss Per Share of Common Stock
Basic	$(3.51)	$(0.39)	$(3.90)	11.1%
Diluted	$(3.51)	$(0.39)	$(3.90)	11.1%

Consolidated Statement of Comprehensive Income	Three Months Ended June 30, 2020
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$5,662	$(2,559)	$3,103	(45.2)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	113	(47)	66	(41.3)%
Comprehensive income (loss) attributable to common stockholders	3,088	(2,512)	576	(81.4)%

Consolidated Statement of Comprehensive Income	Six Months Ended June 30, 2020
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$(46,729)	$(6,635)	$(53,364)	14.2%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	(863)	(123)	(986)	14.2%
Comprehensive income (loss) attributable to common stockholders	(50,786)	(6,512)	(57,298)	12.8%

Consolidated Balance Sheet	March 31, 2020
	As Reported	Adjustment	As Revised	% Change
Receivables and other assets	$58,452	$(16,342)	$42,110	(28.0)%
Total Assets	2,136,836	(16,342)	2,120,494	(0.8)%
Additional paid-in capital	302,847	(5,291)	297,556	(1.7)%
Accumulated Deficit	(100,364)	(16,083)	(116,447)	16.0%
Treasury stock at cost	(5,291)	5,291	-	(100.0)%
Total Cherry Hill Mortgage Investment Corporation Stockholders’ Equity	346,426	(16,083)	330,343	(4.6)%
Non-controlling interests in Operating Partnership	2,210	(259)	1,951	(11.7)%
Total Stockholders’ Equity	348,636	(16,342)	332,294	(4.7)%
Total Liabilities and Stockholders’ Equity	2,136,836	(16,342)	2,120,494	(0.8)%

Consolidated Statement of Income	Three Months Ended March 31, 2020
	As Reported	Adjustment	As Revised	% Change
Servicing costs	$6,122	$(282)	$5,840	(4.6)%
Net servicing income	13,397	282	13,679	2.1%
Total Income (Loss)	(56,551)	282	(56,269)	(0.5)%
Loss Before Income Taxes	(61,272)	282	(60,990)	(0.5)%
Benefit from corporate business taxes	(16,512)	4,358	(12,154)	(26.4)%
Net Loss	(44,760)	(4,076)	(48,836)	9.1%
Net Loss allocated to noncontrolling interests in Operating Partnership	834	76	910	9.1%
Net Loss Applicable to Common Stockholders	(46,385)	(4,000)	(50,385)	8.6%
Net Loss Per Share of Common Stock
Basic	$(2.79)	$(0.24)	$(3.03)	8.6%
Diluted	$(2.79)	$(0.24)	$(3.03)	8.6%

Consolidated Statement of Comprehensive Income	Three Months Ended March 31, 2020
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$(52,391)	$(4,076)	$(56,467)	7.8%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	(977)	(75)	(1,052)	7.7%
Comprehensive income (loss) attributable to common stockholders	(53,873)	(4,001)	(57,874)	7.4%

Consolidated Balance Sheet	December 31, 2019
	As Reported	Adjustment	As Revised	% Change
Receivables and other assets	$47,084	$(11,987)	$35,097	(25.5)%
Total Assets	2,956,552	(11,987)	2,944,565	(0.4)%
Accrued expenses and other liabilities	15,588	281	15,869	1.8%
Total Liabilities	2,544,909	281	2,545,190	0.0%
Additional paid-in capital	302,723	(3,543)	299,180	(1.2)%
Accumulated Deficit	(47,367)	(12,084)	(59,451)	25.5%
Treasury stock at cost	(3,543)	3,543	-	(100.0)%
Total Cherry Hill Mortgage Investment Corporation Stockholders’ Equity	408,678	(12,084)	396,594	(3.0)%
Non-controlling interests in Operating Partnership	2,965	(184)	2,781	(6.2)%
Total Stockholders’ Equity	411,643	(12,268)	399,375	(3.0)%
Total Liabilities and Stockholders’ Equity	2,956,552	(11,987)	2,944,565	(0.4)%

Consolidated Statement of Income	Year Ended December 31, 2019
	As Reported	Adjustment	As Revised	% Change
Servicing costs	$17,122	$282	$17,404	1.6%
Net servicing income	56,433	(282)	56,151	(0.5)%
Total Income (Loss)	(47,887)	(282)	(48,169)	0.6%
Loss Before Income Taxes	(60,318)	(282)	(60,600)	0.5%
Benefit from corporate business taxes	(16,822)	6,897	(9,925)	(41.0)%
Net Loss	(43,496)	(7,179)	(50,675)	16.5%
Net Loss allocated to noncontrolling interests in Operating Partnership	703	116	819	16.5%
Net Loss Applicable to Common Stockholders	(52,146)	(7,063)	(59,209)	13.5%
Net Loss Per Share of Common Stock
Basic	$(3.11)	$(0.42)	$(3.53)	13.5%
Diluted	$(3.11)	$(0.42)	$(3.53)	13.5%

Consolidated Statement of Comprehensive Income	Year Ended December 31, 2019
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$36,318	$(7,179)	$29,139	(19.8)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	587	(116)	471	(19.8)%
Comprehensive income (loss) attributable to common stockholders	26,378	(7,063)	19,315	(26.8)%

Consolidated Statement of Income	Three Months Ended September 30, 2019
	As Reported	Adjustment	As Revised	% Change
Benefit from corporate business taxes	$(5,643)	$1,358	$(4,285)	(24.1)%
Net Loss	(2,951)	(1,358)	(4,309)	46.0%
Net Loss allocated to noncontrolling interests in Operating Partnership	43	22	65	51.2%
Net Loss Applicable to Common Stockholders	(5,367)	(1,336)	(6,703)	24.9%
Net Loss Per Share of Common Stock
Basic	$(0.32)	$(0.08)	$(0.40)	24.9%
Diluted	$(0.32)	$(0.08)	$(0.40)	24.9%

Consolidated Statement of Income	Nine Months Ended September 30, 2019
	As Reported	Adjustment	As Revised	% Change
Benefit from corporate business taxes	$(14,980)	$3,923	$(11,057)	(26.2)%
Net Loss	(51,247)	(3,923)	(55,170)	7.7%
Net Loss allocated to noncontrolling interests in Operating Partnership	830	64	894	7.7%
Net Loss Applicable to Common Stockholders	(57,310)	(3,859)	(61,169)	6.7%
Net Loss Per Share of Common Stock
Basic	$(3.42)	$(0.23)	$(3.65)	6.7%
Diluted	$(3.42)	$(0.23)	$(3.65)	6.7%

Consolidated Statement of Comprehensive Income	Three Months Ended September 30, 2019
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$12,600	$(1,358)	$11,242	(10.8)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	203	(22)	181	(10.8)%
Comprehensive income (loss) attributable to common stockholders	9,938	(1,336)	8,602	(13.4)%

Consolidated Statement of Comprehensive Income	Nine Months Ended September 30, 2019
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$21,821	$(3,923)	$17,898	(18.0)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	353	(64)	289	(18.1)%
Comprehensive income (loss) attributable to common stockholders	14,575	(3,859)	10,716	(26.5)%

Consolidated Statement of Income	Three Months Ended June 30, 2019
	As Reported	Adjustment	As Revised	% Change
Benefit from corporate business taxes	$(4,372)	$1,319	$(3,053)	(30.2)%
Net Loss	(27,158)	(1,319)	(28,477)	4.9%
Net Loss allocated to noncontrolling interests in Operating Partnership	438	22	460	5.0%
Net Loss Applicable to Common Stockholders	(29,313)	(1,297)	(30,610)	4.4%
Net Loss Per Share of Common Stock
Basic	$(1.75)	$(0.08)	$(1.82)	4.4%
Diluted	$(1.75)	$(0.08)	$(1.82)	4.4%

Consolidated Statement of Income	Six Months Ended June 30, 2019
	As Reported	Adjustment	As Revised	% Change
Benefit from corporate business taxes	$(9,337)	$2,565	$(6,772)	(27.5)%
Net Loss	(48,296)	(2,565)	(50,861)	5.3%
Net Loss allocated to noncontrolling interests in Operating Partnership	787	42	829	5.3%
Net Loss Applicable to Common Stockholders	(51,943)	(2,523)	(54,466)	4.9%
Net Loss Per Share of Common Stock
Basic	$(3.11)	$(0.15)	$(3.26)	4.9%
Diluted	$(3.11)	$(0.15)	$(3.26)	4.9%

Consolidated Statement of Comprehensive Income	Three Months Ended June 30, 2019
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$(1,622)	$(1,319)	$(2,941)	81.3%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	(29)	(21)	(50)	74.5%
Comprehensive income (loss) attributable to common stockholders	(4,186)	(1,298)	(5,484)	31.0%

Consolidated Statement of Comprehensive Income	Six Months Ended June 30, 2019
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$9,221	$(2,565)	$6,656	(27.8)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	150	(42)	108	(27.8)%
Comprehensive income (loss) attributable to common stockholders	4,637	(2,523)	2,114	(54.4)%

Consolidated Statement of Income	Three Months Ended March 31, 2019
	As Reported	Adjustment	As Revised	% Change
Benefit from corporate business taxes	$(4,965)	$1,246	$(3,719)	(25.1)%
Net Loss	(21,138)	(1,246)	(22,384)	5.9%
Net Loss allocated to noncontrolling interests in Operating Partnership	349	20	369	5.7%
Net Loss Applicable to Common Stockholders	(22,630)	(1,226)	(23,856)	5.4%
Net Loss Per Share of Common Stock		-
Basic	$(1.36)	$(0.07)	$(1.43)	5.4%
Diluted	$(1.36)	$(0.07)	$(1.43)	5.4%

Consolidated Statement of Comprehensive Income	Three Months Ended March 31, 2019
	As Reported	Adjustment	As Revised	% Change
Comprehensive income (loss)	$10,843	$(1,246)	$9,597	(11.5)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	179	(21)	158	(11.5)%
Comprehensive income (loss) attributable to common stockholders	8,823	(1,225)	7,598	(13.9)%

Consolidated Balance Sheet	December 31, 2018
	As Reported	Adjustment	As Revised	% Change
Accrued expenses and other liabilities	$15,545	$5,088	$20,633	32.7%
Total Liabilities	1,789,346	5,088	1,794,434	0.3%
Accumulated Deficit	34,653	(5,021)	29,632	(14.5)%
Total Cherry Hill Mortgage Investment Corporation Stockholders’ Equity	360,673	(5,021)	355,652	(1.4)%
Non-controlling interests in Operating Partnership	3,258	(67)	3,191	(2.1)%
Total Stockholders’ Equity	363,931	(5,088)	358,843	(1.4)%

Consolidated Statement of Income	Year Ended December 31, 2018
	As Reported	Adjustment	As Revised	% Change
Interest Income	$57,715	$(365)	$57,350	(0.6)%
Net Interest Income	23,206	(365)	22,841	(1.6)%
Total Income (Loss)	49,048	(365)	48,683	(0.7)%
Loss Before Income Taxes	39,161	(365)	38,796	(0.9)%
Benefit from corporate business taxes	1,388	3,139	4,527	226.2%
Net Loss	37,773	(3,504)	34,269	(9.3)%
Net Loss allocated to noncontrolling interests in Operating Partnership	(488)	45	(443)	(9.2)%
Net Loss Applicable to Common Stockholders	31,988	(3,459)	28,529	(10.8)%
Net Loss Per Share of Common Stock
Basic	$2.18	$(0.24)	$1.95	(10.8)%
Diluted	$2.18	$(0.24)	$1.95	(10.8)%

Consolidated Statement of Comprehensive Income	Year Ended December 31, 2018
	As Reported	Adjustment	As Revised	% Change
Net unrealized gain (loss) on RMBS	$(43,820)	$365	$(43,455)	(0.8)%
Comprehensive income (loss)	2,315	(3,139)	(824)	(135.6)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	30	(41)	(11)	(135.6)%
Comprehensive income (loss) attributable to common stockholders	(3,012)	(3,098)	(6,110)	102.9%

Consolidated Balance Sheet	December 31, 2017
	As Reported	Adjustment	As Revised	% Change
Accrued expenses and other liabilities	$12,014	$1,949	$13,963	16.2%
Total Liabilities	1,728,228	1,949	1,730,177	0.1%
Accumulated Deficit	35,238	(1,562)	33,676	(4.4)%
Accumulated other comprehensive income	(2,942)	(365)	(3,307)	12.4%
Total Cherry Hill Mortgage Investment Corporation Stockholders’ Equity	319,982	(1,927)	318,055	(0.6)%
Non-controlling interests in Operating Partnership	2,475	(22)	2,453	(0.9)%
Total Stockholders’ Equity	322,457	(1,949)	320,508	(0.6)%

Consolidated Statement of Income	Year Ended December 31, 2017
	As Reported	Adjustment	As Revised	% Change
Interest Income	$42,049	$365	$42,414	0.9%
Net Interest Income	22,168	365	22,533	1.6%
Total Income (Loss)	56,779	365	57,144	0.6%
Loss Before Income Taxes	48,615	365	48,980	0.8%
Benefit from corporate business taxes	601	1,949	2,550	324.3%
Net Loss	48,014	(1,584)	46,430	(3.3)%
Net Loss allocated to noncontrolling interests in Operating Partnership	(655)	22	(633)	(3.4)%
Net Loss Applicable to Common Stockholders	45,526	(1,562)	43,964	(3.4)%
Net Loss Per Share of Common Stock
Basic	$3.98	$(0.14)	$3.84	(3.4)%
Diluted	$3.98	$(0.14)	$3.84	(3.4)%

Consolidated Statement of Comprehensive Income	Year Ended December 31, 2017
	As Reported	Adjustment	As Revised	% Change
Net unrealized gain (loss) on RMBS	$2,948	$(365)	$2,583	(12.4)%
Comprehensive income (loss)	51,465	(1,949)	49,516	(3.8)%
Comprehensive income (loss) attributable to noncontrolling interests in Operating Partnership	702	(27)	675	(3.8)%
Comprehensive income (loss) attributable to common stockholders	48,930	(1,922)	47,008	(3.9)%

Qualitative Analysis
SAB 99 specifically addresses nine qualitative considerations but expressly states that these qualitative factors are not all-inclusive. While the list of factors is not intended to be a checklist, it does set forth the considerations that the SEC specifically thought warranted describing. Set forth below is the Company’s consideration of the qualitative factors in SAB 99 as well as other factors related to the error in the calculation of the DTA/DTL, beginning with the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.
•	The misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement is objectively determinable and does not involve a high degree of subjectivity.
•	The misstatement masks a change in earnings or other trends.

As can be seen from the following charts, the error had no meaningful effect on the trend of the Company’s GAAP net income (loss), Comprehensive income (loss), Core earnings or Total stockholders’ equity.

•	The misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The error does not hide a failure to meet analysts’ expectations which focus on (1) a non-GAAP financial measure, Core Earnings, relative to the coverage of the dividend declared and (2) price to book value. No analyst for REIT stocks of which the Company is aware considers GAAP net income or loss as a relevant metric. The error does not affect the amount of Core Earnings, the amount available for the payment of dividends or the amount of the dividends paid.

Keefe Bruyette & Woods stated in their 2020 Mortgage REIT & Mortgage Industry Primer: “Price-to-book multiples and dividend yields are the primary valuation metrics for mortgage REITs.” For example, in June 2018, JMP Securities LLC wrote: “1Q18 earnings review. After market close on May 9, CHMI reported first quarter 2018 core earnings per share of $0.52, beating our estimate of $0.50 and comfortably covering the current quarterly dividend payout of $0.49 per share, but falling short of the consensus figure of $0.54 as well as the prior quarter’s unusually high $0.57.”  In August 2019, B. Riley FBR wrote: “Shares of CHMI currently trade at 0.83x 2Q19 common book value per share of $16.80, and at an 11.5% dividend yield, based on our new $0.40-per-share quarterly dividend. Our $15.00 price target equates to ~0.90x 2Q19 common book value per share of $16.80 and implies a dividend yield of 10.7%, based on our annualized 3Q19 dividend-per-share estimate.” So far as is evident from their reports, none of the analysts that follow the Company project provisions for the accounts impacted by the misstatement (provision for income taxes and deferred tax accounts). The key results projected by analysts (net interest income, net servicing income and expenses) are not impacted by the misstatement.

Although a consequence of the error is a reduction in the Total Stockholders’ Equity, the amount of the reduction is within the 5% general “rule of thumb” tolerance with the exception of June 30, 2020 where the adjustment resulted in just over 5% (5.4). In analyzing the 2020 decline in stockholders’ equity, a reasonable investor would consider the overall decline in stockholders’ equity on a year-to-date basis which would include prior reductions in stockholders’ equity attributable to the COVID related liquidity squeeze in the Spring and COVID related government forbearance programs. When viewed in this light, the 2020 decline in stockholders’ equity attributable to the DTA/DTL error does not change the Company’s relative position within the mortgage REIT segment in terms of declines in stockholders’ equity for the year.
•	The misstatement changes a loss into income or vice versa.

The error involves the Company’s DTA/DTL. Correction of the error does not change a loss into income or vice versa in any of the previously reported periods, and it has no impact on Core Earnings, which is the key financial measure of earnings relied upon by analysts and investors in mortgage REITs.
•	The misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The error involves the calculation of the Company’s DTA/DTL which is driven primarily by the performance of the Company’s Servicing Related Assets segment. The change in value of that asset class from period to period is separately and correctly reflected on the Company’s balance sheet and income statement. The error does not affect the valuation of, or the servicing fee income from, the assets and consequently does not alter the relevant information regarding that separate segment.
•	The misstatement affects the registrant’s compliance with regulatory requirements.

The Company is not subject to specific regulatory requirements that would be affected by an error in the calculation of the DTA.
•	The misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

A consequence of the error is a reduction in the Company’s Total Stockholders’ Equity. Although the Company has master trading agreements that have covenants regarding significant and rapid declines in the Company’s Total Stockholders’ Equity, the reduction in the Total Stockholders’ Equity resulting from the correction of the error does not result in the violation of those covenants.

•	The misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Management’s cash compensation is determined by the Company’s external manager, Cherry Hill Mortgage Management, LLC and not by the Company. The equity awards to management are not tied to specific operating results but are directed more at strategic goals approved by the Compensation Committee of the Company’s Board of Directors. The equity awards have been limited to LTIPs which are special units of limited partnership in the Company’s subsidiary, Cherry Hill Operating Partnership, LP. Those units receive distributions equal to the dividends declared and paid on the Company’s common stock. Neither the amount of the awards granted nor the economic benefit of the awards were affected by the error.
•	The misstatement involves concealment of an unlawful transaction.

The intercompany sales of XMSRs underlying the calculation of the DTA/DTL are fully disclosed in the Company’s periodic reports and require the approval and on-going monitoring by Fannie Mae, Freddie Mac and the lenders providing financing to Aurora for its MSR portfolio. There are no facts suggesting that the error conceals an unlawful or fraudulent act or that the calculations were in any way concealed.
•	What is the significance of the error relative to known financial statement user needs?

The error involves the calculation of a deferred tax asset. Because REITs are pass-through entities and do not generally pay income tax, the DTA/DTL is not an important metric for investors. It is not separately reported in the balance sheet but is included in “Receivables and Other Assets.” While the misstatement reduces the Company’s assets and equity, the deferred tax asset impacted is not an income yielding asset (like the Company’s RMBS investment portfolio and MSR portfolio), and therefore is not used by analysts to project future dividends. Additionally, the Company did not have any current taxes payable in 2019.  The adjustment does not shift the Company into having a current tax payable, which would require the Company to make tax payments and reduce the amount of cash available for dividends.  The DTA is a non-investable asset which produces no near-term benefit for the Company and which may not produce any benefit for a significant amount of time, if at all.
The analysts list dividend yields and price to book multiples as the primary valuation metrics for mortgage REITs. A consequence of the error is a reduction in the Total Stockholders’ Equity. As previously discussed, the amount of the reduction in stockholders’ equity due to the error is within the 5% general “rule of thumb” tolerance for every prior period except at June 30, 2020 where the adjustment resulted in a 5.4% change. A reasonable investor would consider the 2020 reduction in stockholders’ equity resulting from the correction of the error in combination with prior reductions attributable to the COVID related liquidity squeeze in the Spring, historically low mortgage interest rates and COVID related government forbearance programs. When viewed in this light, the year-to-date reduction in the Company’s stockholders’ equity, including that resulting from correction of the error, is in line with other mortgage REITs.

As shown in the following chart, one factor that consistently affects the price of the Company's stock is the dividend declared and paid. The error had no effect on the dividends paids or the amount of Core Earnings available to pay dividends.

•	Does the error reveal management’s motivations?

While there is an incentive to minimize the taxes payable by a taxable REIT subsidiary due to the impact on the return on investment of the REIT, the source of the error resulted in Aurora having less income and greater capital needs. As a result, there is no reason why management would intentionally miscalculate the DTA/DTL and thus the error does not reveal anything about management’s motivation. The error was ultimately discovered due to the Company’s benchmarking of its DTA relative to that of certain of its peers.
•	Does the error affect items disclosed separately in the financial statements?

Although there is a separate footnote disclosure of the calculation of the DTA/DTL, the item is not separately stated on the balance sheet but is included in “Receivables and Other Assets,” itself a balance that does not typically receive attention from investors. While the DTA/DTL relates primarily to the mark-to-market of Aurora’s MSR portfolio, the fair value of the MSR portfolio is separately and correctly disclosed on the Company’s balance sheet. The error did not affect or arise from the valuation of the Company’s investable assets. The “Benefit from corporate taxes,” which is a component of the DTA, appears as a separate line item on the income statement and affects the calculation of net income (loss), but does not affect the calculation of current taxes payable. As previously noted, analysts and consequently, investors, in mortgage REITs do not consider GAAP net income or loss as a meaningful valuation metric. The dividend yield and coverage of the dividend, neither of which are affected by the error, are primary concerns.
Similarly, the information presented in management’s discussion and analysis relates primarily to:

•	average net yield of assets (average asset yield less average cost of funds)

•	net interest spread (weighted average asset yield less average interest expense)

•	repurchase agreement average and maximum quarterly amounts

•	estimated MSR fair value changes as a result of shifts in discount rates, prepayment speeds, and servicing costs.

•	estimated RMBS fair value changes as a result of shifts in interest rates

•	Core Earnings

None of that information is affected by the factual misstatement noted above. In addition, none of those items are related to the discussion of taxes but instead are anchored in yield on assets and Core Earnings.
•	How significant is the financial statement caption affected by the error?

The ultimate consequence of the error is that the total assets of the Company are misstated which in turn affects the Total Stockholders’ Equity which is a line item of importance to investors. Taking into account the impacts on the balance sheets of mortgage REITs due to the effects of the liquidity squeeze in March related to COVID, and the impact of historically low mortgage rates with unprecedented levels of forbearance due to COVID, and after giving effect to the correction of the error in the third quarter of 2020, the year to date reduction in the Company’s Total Stockholders’ Equity is in line with those of other public REITs.
In addition, the benefit from corporate taxes line item on the income statement does affect the Net Income (Loss). However, as described above, that number is not meaningful to investors in mortgage REITs such as the Company because all of the Company’s assets are fair valued. The volatility in GAAP net income due to non-cash mark-to-market valuations of the Company’s assets make GAAP net income (loss) less meaningful in analyzing the earnings power of the Company.
Movements in the closing prices of the Company’s common stock relative to various announcements by the Company regarding dividends, GAAP net income (loss) and Core Earnings demonstrate the absence of a consistent relationship between changes in the Company’s stock price and the existence and amount of reported GAAP net income or loss. For example, on August 8, 2018, the Company reported GAAP net income of $0.91 per share and the stock price dropped by 0.8% in one day and 1.0% in three days. On May 19, 2019, the Company reported a GAAP net loss of $1.36 per share and the stock increased by 1.7% after one day. However, when the Company announced a future 15%-20% reduction in the amount of the dividend in August 2019, the stock price declined over 7% from market close on August 8 to market open on August 9. There are instances where the stock price moved consistently with the report of a GAAP gain or loss per share but the change in price was muted or enhanced due to a change in book value or dividend. The lack of a consistent change in the price of the Company’s common stock in relation to the report of a GAAP net income or loss or to the amount reported is a strong indicator that investors do not view GAAP net income or loss as an important metric for mortgage REITs due, in large part, to the effects of fair value accounting on the reported GAAP numbers.
•	Does the error relate to items involving related parties?

As previously discussed, the error in the calculation of the DTA/DTL results from the accounting for the intercompany sales of XMSRs by Aurora to a QRS. On consolidation, those intercompany transactions are eliminated and do not appear separately in the financial statements. The error does not relate to transactions with related parties.
Materiality Conclusions
The Company does not believe the error related to the calculation of the Company’s deferred tax position is material to the financial statements taken as a whole. Qualitatively, there is little reason to believe that a “reasonable investor” would consider an erroneous calculation of a DTA/DTL important for an entity that generally is not subject to tax at an entity level. However, the ultimate effect of the error flows through to Total Stockholders’ Equity which is a line item that is focused on by investors. Despite this impact the Quantitatively calculated magnitude of the misstatement in each of the prior periods other than at June 30, 2020 is less than the generally acknowledged 5% “rule of thumb” approach to materiality, and the effect on stockholders’ equity in 2020 is rendered less significant in light of previous declines in stockholders’ equity across the mortgage REIT industry. Similarly, while the error affects the calculation of GAAP net income or loss, the analysts and investors do not consider that a useful metric in valuing mortgage REITs. The dividend yield is not affected nor is the coverage of the dividend by Core Earnings.

The lack of a consistent change in the price of the Company’s common stock in relation to the report of a GAAP gain or loss or to the amount reported is a strong indicator that investors do not view GAAP net income or loss as an important metric for mortgage REITs due to the effects of fair value accounting on the reported GAAP numbers. Core Earnings, a non-GAAP financial measure, is the primary indicator of earning capacity and dividend coverage for investors in mortgage REITs, and the error had no effect on the reported amounts of Core Earnings throughout the relevant period.
 Under the “reasonable investor” standard generally a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. The Company believes that both its Qualitative and Quantitative analysis supports its view that the error would not have altered the total mix of information disclosed with respect to those prior periods and consequently was not material.
It is also worth noting that on the day after the Company’s filing of the Q3 2020 10-Q that first addressed the error, the Company’s stock price fell to a level sufficient to re-establish the same price to book value relationship that existed prior to the disclosure of the error. Within four days of the filing, the stock price had recovered such that the price to book value ratio exceeded the ratio immediately prior to the disclosure of the error. In addition, following the filing of the Form 8-Ks on December 2, 2020, the Company’s share price did not decline but has somewhat increased. We believe this fact shows that the investing public did not believe that the new information disclosed in the Form 8-Ks corrected any earlier non-disclosure of material information. In ruling on civil litigation under the federal securities laws, courts have consistently held that where the market does not react to the disclosure of new information, this fact underscores that no reasonable investor would have considered such information material in making investment decisions.

If you have any questions or comments regarding the foregoing, please contact me at (856) 380-9975, David Freed of Vinson & Elkins L.L.P. at (212) 237-0196 or Zach Swartz of Vinson & Elkins L.L.P. at (804) 327-6324.

Sincerely,

/s/ Michael Hutchby
Michael Hutchby, CFO

cc:	Robert Wipperman
David Freed
Zach Swartz